SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3
                                Amendment No. 1

     Rule 13e-3 Transaction Statement (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934)

                           Varsity Spirit Corporation
                   --------------------------------------------
                                (Name of Issuer)
                          Varsity Spirit Corporation
                              Riddell Sports Inc.
                            Cheer Acquisition Corp.
                                Jeffrey G. Webb
                                Gregory C. Webb
                   --------------------------------------------
                       (Name of Person(s) Filing Statement)

                      Common Stock, Par Value $.01 Per Share
                  ---------------------------------------------
                          (Title of Class of Securities)

                                  922294 10 3
                  ---------------------------------------------
                        (CUSIP Numbers of Class Securities)

             Jeffrey G. Webb                     Lisa Marroni, Esq.
   President and Chief Executive Officer           General Counsel
       Varsity Spirit Corporation                Riddell Sports Inc.
         2525 Horizon Lake Drive                 900 Third Avenue
         Memphis, Tennessee 38113             New York, New York 10022
             (901) 387-4370                      (212) 826-4300

            --------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:
          Glenn W. Reed, Esq.                      Sheldon S. Adler, Esq.
          Gardner, Carton & Douglas             Skadden, Arps, Slate, Meagher
          Suite 3400 - Quaker Tower                     & Flom LLP
          321 North Clark Street                     919 Third Avenue
          Chicago, Illinois  60610                New York, New York 10022
          (312) 644-3000                              (212) 735-3000

     This statement is filed in connection with (check the appropriate box):

     (a)  ( )       The filing of solicitation materials or an information
                    statement subject to Regulation 14A, Regulation 14C or
                    Rule 13e-3(c) under the Securities Exchange Act of
                    1934.
     (b)  ( )       The filing of a registration statement under the
                    Securities Act of 1933.
     (c)  (X)       A tender offer.
     (d)  ( )       None of the above.

        Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: ( )
     ---------------------------------------------------------------------


                    Varsity Spirit Corporation (the "Company"),
          Riddell Sports Inc. ("Parent"), Cheer Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), Jeffrey G. Webb and Gregory C. Webb hereby amend and supplement their Rule 13E-3 Transaction Statement (the "Statement"), filed on May 12, 1997 with the Securities and Exchange Commission (the "Commission"), relating to the tender offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at a purchase price of $18.90 per Share, net to the tendering stockholder in cash.

                    Unless otherwise indicated herein, each
          capitalized term used but not defined herein shall have the meaning ascribed to such term in the Offer to Purchase, previously filed as Exhibit (d)(1) hereto.

          ITEM 16.  ADDITIONAL INFORMATION.

                    The information set forth in Item 16 of the Statement is hereby amended and supplemented by the following information:

                    On June 9, 1997, Parent issued a press release announcing that it has extended the Expiration Date of the Offer to 12:00 midnight, New York City time, on Monday, June 16, 1997. Parent announced that as of 12:00 midnight, New York City time, on Friday, June 6, 1997, approximately 3,249,439 Shares (or approximately 71.2% of the Shares outstanding) had been tendered in the Offer.
          A copy of the press release announcing the extension of the Offer is attached hereto as Exhibit (d)(12) and is incorporated herein by reference.

          ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

             (d)(12)     Press Release issued by Parent, dated June
                         9, 1997.


                                  SIGNATURE

             After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  June 9, 1997          VARSITY SPIRIT CORPORATION

                                        By:  /s/ Jeffrey G. Webb
                                        Name:  Jeffrey G. Webb
                                        Title: Chairman and
                                                Chief Executive Officer


                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  June 9, 1997          RIDDELL SPORTS INC.

                                        By:  /s/ David Groelinger
                                        Name:  David Groelinger
                                        Title:  Chief Financial Officer


                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  June 9, 1997          CHEER ACQUISITION CORP.

                                        By:  /s/ David Groelinger
                                        Name: David Groelinger
                                        Title: Vice President


                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  June 9, 1997          JEFFREY G. WEBB

                                        By:/s/ Jeffrey G. Webb


                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  June 9, 1997          GREGORY C. WEBB

                                        By:/s/ Gregory C. Webb


                                EXHIBIT INDEX

          Exhibit
          No.:                     Description:

          (d)(12)        Press Release issued by Parent, dated June
                         9, 1997.